SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K






[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________


Commission file number : 001-8610 (SBC Communications Inc.)
                         001-7155 (R.H. Donnelley Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   DonTech Profit Participation Plan, 200 East Randolph Drive, Chicago, Illinois 60601

B. Name of issuers of the securities held pursuant to the plan and the address of their principal executive offices:

   SBC Communications Inc., 175 E. Houston Street, San Antonio, TX 78205 and R.H. Donnelley Corporation, One Manhattanville Road, Purchase, NY 10577


                              REQUIRED INFORMATION

The required financial statements are attached to this report.

                        DONTECH PROFIT PARTICIPATION PLAN

                               INDEX TO FORM 11-K



                                                           Page

Report of Independent Accountants                           3

Statement of Net Assets Available for Benefits,
as of December 31, 1999 and 1998                            4

Statement of Changes in Net Assets Available for
Benefits for the Years Ended December 31, 1999 and 1998     5

Notes to Financial Statements                            6-10


Signatures                                                 11

Exhibit 23 - Consent of Independent Accountants            12

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of the Dontech Profit Participation Plan and the Employee Benefits Committee of the Board of Directors of DonTech II:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DonTech Profit Participation Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP



Chicago, Illinois
June 29, 2000



                        DONTECH PROFIT PARTICIPATION PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                        AS OF DECEMBER 31, 1999 and 1998
                             (Dollars in Thousands)


                                                  December 31,
                                             1999              1998

Assets:
  Investment in Master Trust              $      -          $50,181

  Investments in Trust, at fair value       50,699                -
  Cash in trust                                 59                -
  Participant contributions receivable          61              118
  Employer contributions receivable              5               27
     Total assets                         ---------         --------
                                            50,824           50,326

Liabilities:
  Other accrued liabilities                      -              (25)
     Total liabilities                    ---------         --------
                                                 -              (25)

Net assets available for
 benefits                                 $ 50,824          $50,301
                                          =========         ========





























   The accompanying notes are an integral part of these financial statements.



                        DONTECH PROFIT PARTICIPATION PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                 FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998
                             (Dollars in Thousands)


                                                       December 31,
                                                   1999             1998
Additions:
 Investment income:
  Allocated income in Master trust             $      -          $ 6,776
  Net realized and unrealized appreciation in
   fair value of investments                      4,409                -
  Interest                                        1,008                -
  Dividends                                         319                -

 Contributions:
  Participant                                     2,299            2,361
  Employer                                          699              752

  Transfer from other Trustee                         -            4,605
                                                --------         --------
   Total Additions                                8,734           14,494


Deductions:
  Net distributions to participants              (8,211)          (5,888)
  Administrative fees                                 -              (20)
                                                --------         --------
   Total Deductions                              (8,211)          (5,908)

Net increase                                        523            8,586

Net assets available for  benefits
 as of January 1                                 50,301           41,715
                                                --------         --------

Net assets available for  benefits
 as of December 31                              $50,824          $50,301
                                                ========         ========

















   The accompanying notes are an integral part of these financial statements.

                        DONTECH PROFIT PARTICIPATION PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

Overview
--------

DonTech II is a general partnership between R.H. Donnelley Corporation ("RHD") and Ameritech Publishing of Illinois, Inc. ("APIL"), an indirect, wholly owned subsidiary of Ameritech Corporation ("Ameritech"). The partnership does business under the name DonTech ("DonTech" or the "Company"). On July 1, 1998, RHD separated from The Dun & Bradstreet Corporation ("D&B"), and operates as an independent public company. On October 8, 1999 Ameritech became a wholly owned subsidiary of SBC Communications Inc.

DonTech (the "Plan Administrator") has adopted the DonTech Profit Participation Plan (the "Plan") for the benefit of its eligible employees. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was established to provide a convenient way for eligible employees to save on a regular and long-term basis. The following summary provides an overview of major Plan provisions in effect for the Plan years ended December 31, 1999 and 1998 and is provided for general informational purposes. Employees who contribute to the Plan ("Participants") or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility
-----------

Full-time employees of the Company are immediately eligible to participate in the Plan on their date of hire. Part-time employees who work at least one thousand hours during the consecutive twelve-month period following employment or in any calendar year thereafter are eligible to participate in the Plan on the first day of the following January.

Contributions
-------------

Participants in the Plan authorize direct payroll deductions of between 1% and 6%, in whole percent increments, of their included compensation, as defined by the Plan document ("Basic Contributions"). Participants may make additional contributions ("Investment Contributions") up to a maximum of 10% of included compensation.

Participants' Basic Contributions and Investment Contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, a Participant may contribute up to a maximum of 16% of his or her included compensation (up to 6% in Basic Contributions and 10% in Investment Contributions) or the maximum allowed by the Internal Revenue Code ("IRC"), whichever is less. For each of the Plan years 1999 and 1998, the IRC limit on before-tax contributions was $10,000.

The Company makes contributions ("Matching Contributions") equal to a minimum of 50% of aggregate Basic Contributions. Investment Contributions are not eligible for Matching Contributions. In accordance with the provisions of the Plan, the Company may contribute an additional percentage of the Participant's aggregate Basic Contribution if the Company's net income for a Plan year increases more than 5% over the preceding Plan year.

To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), the Plan limits covered compensation for purposes of determining Basic, Investment and Matching Contributions (collectively, "Contributions") to $160,000 for each of the calendar years ended December 31, 1999 and 1998.

All contributions are subject to limitations imposed by the IRC and ERISA.

                        DONTECH PROFIT PARTICIPATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

Vesting
-------

Basic and Investment Contributions are fully vested when made. Matching Contributions are fully vested when the Participant has completed three years of service with the Company. In addition, a Participant becomes fully vested in Matching Contributions immediately upon attaining age 65 or in the event of death or disablement.

Investment Options
------------------

The Plan allows Participants to allocate their Contributions to various investment options available under the Plan. These elections must be made in 1% increments. Participants are able to reallocate their entire account balances in multiples of 1% among the Plan's investment options.

Payment of Benefits
-------------------

Upon termination of service with the Company, Participants become eligible for a lump sum distribution of the vested portion of their account. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution. In connection with the removal of the Plan from the R. H. Donnelley Corporation Defined Contribution Master Trust (see Note 3), account balances of former Participants, who became employees of Ameritech Corporation, were transferred from the Plan to the qualified plan of Ameritech Corporation. The amounts transferred, $2,003,000, are reflected in Net distributions to participants on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999.

Participant Loans
-----------------

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of $50,000, or 50% of the vested account balance, whichever is less. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in the Participant's account and bear interest at the Prime rate, as quoted in the Wall Street Journal as of the last day of the month immediately preceding the receipt of the loan application, plus 2%. Principal and interest payments are payable ratably through payroll deductions. The total number of Participants with outstanding loans at December 31, 1999 and 1998 was 205 and 151, respectively.

Forfeitures
-----------

Amounts forfeited by non-vested Participants who terminated during the year were $52,000 and $48,000 for the years ended December 31, 1999 and 1998, respectively. Forfeited amounts reduce future Company contributions.

Note 2. Investments

Investment Funds
----------------

Participants of the Plan can elect to have Contributions credited to their Plan accounts invested in one or more of the various investment fund options of the Plan.

Trust and  Master Trust
-----------------------

Prior to July 1, 1998, assets of the Plan were commingled with the assets of the Profit Participation Plan of The Dun & Bradstreet Corporation in The Dun & Bradstreet Defined Contribution Plan Group Trust (the "Group Trust"). From January 1, 1998 through April 30, 1998 the Group Trust was held by Bankers Trust Company as trustee. On May 1, 1998, D&B terminated its trustee relationship with Bankers Trust Company, established a new Group Trust at the Northern Trust Company (the "Former Trustee") and transferred the assets of the Plan to the Trustee. On July 1, 1998, RHD established with the Former Trustee the R.H. Donnelley Corporation Defined Contribution Plan Master Trust (the "Master Trust").

                        DONTECH PROFIT PARTICIPATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


Upon the separation of RHD from D&B, the assets of the Plan were transferred from the Group Trust to the Master Trust. At December 31, 1998, assets of the Plan were commingled with the assets of The Profit Participation Plan of R.H. Donnelley.

On March 1, 1999, the Plan Administrator removed the Plan from the R.H. Donnelley Corporation Defined Contribution Master Trust. The Plan Administrator established the DonTech Profit Participation Plan Trust (the "Trust") and appointed Merrill Lynch (the "Trustee") as Trustee of the Plan assets and as recordkeeper and investment advisor. As of December 31, 1999 cash and investments of the Plan are in the Trust.

Note 3. Summary of Significant Accounting Policies

Method of Accounting
--------------------

The Plan's financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
-------------------------------------------

As of December 31, 1999, fair value of assets in the Trust is determined based on net asset value for shares of mutual funds, quoted market prices for shares of stock, and contract value, which approximates fair value, for investment contracts. The net appreciation in the fair value of the investments of the Trust, as applicable, consists of realized and unrealized appreciation and depreciation for the specified period. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

As of December 31, 1998, the Plan's investment in the Master Trust was based on its relative interest in the fair value of the assets held in the Master Trust. Investment income, gains and losses on sales of investments and net appreciation/depreciation in the fair value of investments were allocated to the Plan based upon the relative investment balances at fair value during the valuation period. Fair value was determined based on quoted market prices of investment securities or contract value for investment contracts.

Contributions
-------------

Participant contributions, the amounts withheld each pay period, are recorded when made. Company contributions are based upon amounts required under the provisions of the Plan and are recorded when made.

Benefit Payments
----------------

Benefits are recorded when paid. Liabilities relating to Participants who have elected to withdraw from the Plan but have not yet been paid were $35,179 and $352,000 as of December 31, 1999 and 1998, respectively. These amounts will be reflected on the Form 5500 to be filed by the Plan Administrator.

Expenses and Administrative Costs
---------------------------------

As of March 1, 1999, expenses and administrative costs are paid by the Company. Prior to March 1, 1999, investment manager fees and certain transaction fees related to the Plan were charged against Plan assets. Trustee fees and other miscellaneous expenses of administering the Plan are paid by the Company.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                        DONTECH PROFIT PARTICIPATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination
----------------

While the Company has not expressed any intent to do so, it may discontinue its contributions or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. These provisions state that in such an event, all Participants of the Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination.

Reclassifications
-----------------

Certain reclassifications were made to the 1998 financial statements to conform to the 1999 financial statement presentation.

Note 4. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 1999, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the Plan Administrator and the Administrator's legal counsel believe the amendments do not alter the tax status of the Plan and the Plan is currently being operated in compliance with the applicable requirements of the IRC.

Note 5. Investment in Trusts

The investments reflected in the Statement of Net Assets Available for Benefits represents the total assets in the Trust as of December 31, 1999 and the Plan's share of total assets in the Master Trust as of December 31, 1998. The Plan's share is 100% of the Trust assets at December 31, 1999 and 44% of the total Master Trust assets at December 31, 1998.

The following presents investments that represent 5 percent or more of the Plan's assets at fair value in the Trust (in thousands):

Trust
-----
                                              December 31,1999
                                              ----------------

DonTech Stable Value Fund                           $ 13,151
Merrill Lynch Equity Index Fund                       19,743
SBC Communications Inc.Common Stock Fund              10,661
R.H. Donnelley Corporation Common Stock Fund           2,945

                        DONTECH PROFIT PARTICIPATION PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

The following presents investments that represent 5 percent or more of the total assets at fair value in the Master Trust (in thousands):

Master Trust
------------
                                              December 31,1998
                                              ----------------
BGI Equity Index Fund                               $ 47,994
R.H. Donnelley Corporation Common Stock Fund           7,726
Ameritech Corporation Common Stock Fund               10,047
BGI Special Fixed Income Fund                         32,417

At December 31, 1999 and 1998, the Trust and Master Trust have entered into benefit responsive investment contracts with various insurance companies ("Insurers"). The fair value of these contracts is recorded in the DonTech Stable Value Fund and BGI Special Fixed Income Fund at December 31, 1999 and 1998, respectively. The Insurers maintain the contributions in a pooled account, which is credited with earnings on the underlying assets and charged for Participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value which approximates fair value and there are no reserves against contract value for credit risk of the contract insurer or other risks at December 31, 1999 and 1998. Fair value of the contracts in the Trust and Master Trust was $9,707,000 and $24,844,000 at December 31, 1999 and 1998, respectively. The average interest rate was approximately 6.43% for the period from March 1, 1999 (inception of the DonTech Stable Value Fund) to December 31, 1999 and approximately 6.6% for the Plan year ended December 31, 1998.

Note 6.  Related Party Transactions

Shares of the Merrill Lynch Equity Index Fund are managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company for the investment management services were nominal for the year ended December 31, 1999. There were no such party-in-interest transactions at December 31, 1998.

Note 7.  Subsequent Events

Investment Funds
----------------

Effective April 2, 2000, the Plan was amended to add six additional investment fund options to the Plan.

Vesting
-------

Effective June 1, 2000, the Plan was amended to change the vesting of Matching Contributions to be fully vested when made. All Participants of the Plan who were actively employed on June 1, 2000 were fully vested in all the Matching Contributions existing in their Participant accounts on that date. Subsequent Matching Contributions are fully vested when made.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the DonTech II general partnership (the administrator of the DonTech Profit Participation
Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    DonTech Profit Participation Plan
                                            (Name of Plan)

                                    BY: /s/ Robert Gross
                                        Vice President - Finance &
                                         Chief Financial Officer

Date: June 30, 2000

                                                                    Exhibit 23
                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in (i) the Registration Statement on Form S-8 (File No. 333-88667) of SBC Communications Inc., and (ii) the Registration Statement on Form S-8 (File No. 333-27144) of R.H. Donnelley Corporation of our report dated June 29, 2000, which appears in this annual report on Form 11-K.

/s/PricewaterhouseCoopers LLP



Chicago, Illinois
June 30, 2000